EXHIBIT99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

The following management discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2012 and the notes thereto (“Consolidated Financial Statements”).

This Management Discussion and Analysis (“MD&A”) is dated May 25, 2012 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS 1, First Time Adoption of IFRS. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2011 comparatives and the statement of financial position as of February 1, 2010 in this MD&A have been presented in accordance with IFRS. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

The Company is an exploration stage entity who’s principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the United States Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The Consolidated Financial Statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2012 and to the date of this MD&A:

Robertson Property, Nevada

Core Area

Robertson is located along the Cortez Gold trend of north-central Nevada and adjoins Barrick’s Pipeline mine.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

In October 2009, Coral received a revised resource estimate for the Robertson Property from Beacon Hill Consultants Ltd. (“Beacon Hill”) utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill as announced in the Company’s press release in February 2008. The original estimate was based on a gold price of US$600 per ounce which was a conservative estimate of gold prices in 2007, and which estimated the inferred gold resources for the Robertson property at over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  Based on more reasonable gold prices and to reflect on the rolling average for the preceding three years, it was decided that a price of US$850 per ounce should be used at this time to more accurately represent the value of the resources that may be expected to be extracted at this time. Based on this lower gold cut-off value of 0.0106, the gold resource at Robertson increases to 3.4 million ounces, which is a 47% increase from the previously reported figure.  It should be noted that changes in operating costs may change this figure.  No work has been done to reflect and change in operating costs as estimated in the Beacon Hill study on which the cut-off grade calculation was based.

The zones included in the Beacon Hill estimate are located within the Robertson’s Core area. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Barrick Cortez Gold Mines), were not part of the estimate.

Beacon Hill reported the following updated resource estimate using 0.0106 Au opt cut-off:

Zone	Tons	Ounces per Ton	Ounces of Au
Distal	13,310,451	0.0287	382,010
39A	38,945,698	0.0228	887,962
South Zone	9,993,853	0.0209	208,872
Outside	5,422,131	0.0156	84,585
Gold Pan Oxide	12,566,599	0.02	251,332
Altenburg Hill Oxide	12,873,976	0.0152	195,684
Porphyry Oxide	39,049,182	0.0167	652,121
Gold Pan Sulphide	32,524,592	0.0154	500,879
Altenburg Hill Sulphide	1,701,844	0.014	23,826
Porphyry Sulphide	12,535,861	0.0158	198,067

TOTAL	178,924,188	0.0189	3,381,667

Preliminary Economic Assessment (“PEA”)

In 2010, Coral commissioned Beacon Hill to commence a Preliminary Economic Assessment (“PEA”) that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property.  The report was finalized and made public in January 2012.

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

The results of the evaluation are as follows:

Resources and Mining

•	Est. inferred resources at a cut-off of 0.005 ozAu/t	78.2 million tons grading 0.0138 ozAu/t.
•	In situ gold	1,080,900 ozs
•	Development period to construction decision	5 years
•	Mine life	10.5 years
•	Average production rate	21,300 tpd
•	Ore to waste Strip Ratio	0.6:1
•	Leach recovery HG cut off 0.0147 ozAu/t	67%
•	Leach recovery LG cut off 0.005 to 0.0147 ozAu/t	45%
•	Saleable gold	608,000 ozs

Note:
Due to the uncertainty that may be attached to an inferred mineral resource, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured resource as a result of continued exploration.

Economics

Two alternatives were reviewed, owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)
Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.44	180.6	96.2	5.91
1500	20.13	247.2	147.1	4.72
1750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)
Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.43	159.4	85.4	5.94
1500	20.96	226.4	135.9	4.86
1750	29.18	337.8	219.7	3.82

Note:
It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is taken and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

The PEA indicates that the Robertson Property is one of merit that warrants further development.  The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies and permitting and completion of a prefeasibility study.  The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.
Porphyry Zone:  “Twinning” 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if “historic” Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, an further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade retuned in historic drilling.

•	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area.

The proposed metallurgical test work consists of variability testing and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	prepare composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits which was classified as waste based on dump leaching of run of mine, low grade materials;
•	laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12”) feed.

David Wolfin, President and CEO of Coral, commented “The Robertson PEA study has defined a plan for further development of the project. The Base Case gives a reasonable positive return on the project while sensitivities at higher gold prices provides for a very attractive scenario.  Coral’s management will be working hard over the next few years to expand resources, increase leach recovery and reduce the development schedule.  All these are expected to further increase project viability.”

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill.  Other deposits such as Distal, 39A, Triplet Gulch and a zone to the east of Gold Pan were not part of this study.  However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce. (Inferred mineral resource of 191 million tonnes @ 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The PEA also shows the logistical advantages of the Robertson Property, namely:

•	Nevada State Highway 305, a paved all weather road which is the main access to Barrick’s Cortez Operations (adjoins the Robertson Property to the south) crosses the south east corner of the property;

•	A network of gravel roads give easy access to the gold resources at the Robertson Property;

•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;

•
The electric power transmission line which supplies Cortez, parallels State Highway 306 and crosses the Robertson Property.  The proposed gold recovery plant would be built adjoining the power transmission line. (ie. internal power lines will be very short);

•
Workers at Cortez are bussed from Elko for a 12 hour shift, four day work week.  Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko or alternatively, they could live in Crescent Valley, Nevada, eight miles distant on the State Highway 306.

Environmental Assessment (“EA”)

In April 2010, SRK Consulting (US) Inc. (“SRK Consulting”), our environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the U.S. Bureau of Land Management ("BLM") and the Nevada Department of Environmental Protection ("NDEP") to allow us to carry out our work plan. A setback occurred when the BLM declined our drilling permit application because our existing EA (circa 1980's) was out of date. Realizing the importance to our Company of the ability to keep drilling, the BLM suggested that we withdraw our APO and revert back to a previous APO from 2007 that allowed us, without any amendments to drill on certain areas of the property.

In June 2010, we withdrew our original APO when the BLM determined that a new EA of the Robertson property would be required. We immediately commissioned SRK Consulting to commence work on the new EA which will include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its on-going commitment to sound environmental management.

In February 2012, the BLM accepted the fifth submission of the 2010 APO and the kick off meeting was held on July 20, 2011.  The meeting outlined the need for a new EA.  In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice and socio economic issues.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

Studies had been in progress since November 2010 but the EA did not officially start until July 2011.  The cultural studies were done by Kautz and Co. of Reno, Nevada.  Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds etc. but the ghost mining town of Tenabo has required detailed study.

With regard to wildlife, there is sage grouse and mule deer habitat at Robertson.  There are also bats in old mine shafts and adits and Golden Eagles nesting on the high wall of the old Gold Quartz open pit.  The need to study some of these species over a period of at least one year will mean that the completed EA is expected to be submitted to the BLM in July 2012.

Compliance with the EA process is mandatory.  The various categories studied are the subject of numerous Nevada State and US Federal laws.  Fortunately not all are applicable to the Robertson property.

The EA process takes time and costs money.  Coral spent approximately $500,000 in 2011 on the APO and EA

Coral expects that when the BLM accepts the EA as complete, it will rule that the extensive drilling and test pit program proposed in the APO can be done at certain times of the year and using environmentally safe practices which will result in little or no impact on the environment and give Coral the permit to proceed.

The cultural and wildlife surveys were sufficiently completed by year end to allow Coral to demonstrate to the BLM that 13 proposed diamond core holes on the Porphyry zone (which form part of the proposed Phase 1 drilling in the PEA) do not impact on cultural or wildlife areas.  Phase 1 diamond core drilling of the porphyry zone will involve "Twinning" 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if "historic" Amax drilling data can be used with confidence to upgrade the level of confidence in the resources.  The BLM have approved the work program for the holes under the existing 2007 APO.  Bids on the program are being submitted.  Coral’s choice for a contractor will be decided shortly.

Norma Sass

In September 2008, the Company entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in the Company’s and Levon Resources Ltd.’s (“Levon”) interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

In October 2009, Barrick commenced drilling hole NS 09-01 targeting the Lower Plate carbonate sequence. This hole was drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres. It started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft. The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation.  These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.

In November 2010, Barrick notified Coral that it had terminated its option on the Norma Sass property.  They had however, paid all land fees on the claim group until August 31, 2011. The Company has continued to keep claims in good standing.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

As at the date of this report, the Norma Sass Property are without mineral reserves, and any activities carried out on the property are exploration in nature.

June Claims

During 2008, the Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years.  The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors.

On March 8, 2012, the Company renewed the agreement for a renewal term of four (4) years beginning on March 22, 2012 to March 22, 2016.  The annual rent payment under this agreement will increase by $5,000 for an aggregate annual rental payment of $30,000.

As at the date of this report, the June Claims are without mineral reserves, and any activities carried out on the property are exploration in nature.

Outlook

In 2012 Coral is working to move the Robertson project towards pre-feasibility by following the recommendations laid out in the PEA.

With permission from the BLM, diamond drilling began in April 2012.  According to the BLM, the cultural and wildlife surveys were sufficiently completed by year end to allow Coral to demonstrate to the BLM that 13 proposed diamond core holes on the Porphyry zone do not impact on cultural or wildlife areas. Phase 1 diamond core drilling of the porphyry zone is to  involve "Twinning" 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if "historic" Amax drilling data can be used with confidence to upgrade the level of confidence in the resources and provide core for leach tests at McLelland Labs in Reno, Nevada.  McLelland Labs was responsible for the metallurgical test work in the initial feasibility study on the Robertson project done by MRDI (now Amec) for Amax in 1994. The BLM approved the work program for the holes under the existing 2007 APO.

Coral expects that when the BLM accepts the EA as complete, it will rule that the extensive drilling and test pit program proposed in the APO can be done at certain times of the year and using environmentally safe practices which will result in little or no impact on the environment and give Coral the permit to proceed.  With the new EA, Coral will have a 10 year blanket permit that will allow the Company to drill up to 500 holes, thus ensuring that further progress is not impeded.  Coral expects that SRK will have completed and submitted the EA by mid-2012.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three recently completed financial years:

	January 31, 2012	January 31, 2011	January 31, 2010
	(IFRS)	(IFRS)	(CDN GAAP)
	$	$	$
Revenue	-	-	-
Loss before other items	(772,587)	(1,276,817)	(1,613,713)
Income (loss) for the year	(773,813)	(1,559,781)	1,711,611
Earnings (loss) per share	(0.02)	(0.05)	0.07
Total assets	20,756,599	21,380,222	17,791,566
Total liabilities	2,719,920	2,740,928	2,012,127
Working capital	1,166,633	2,577,722	648,921

1.
The Company’s annual financial results as at and for the years ended January 31, 2012 and 2011 have been prepared in accordance with IFRS. As the Company's IFRS adoption date was February 1, 2011, the summarized annual financial results as at and for the year ended January 31, 2010, have not been restated and have been prepared in accordance with Canadian GAAP.

The Company had a loss of $773,813 for the year ended January 31, 2012 (“fiscal 2012”) as compared to loss for the year ended January 31, 2011 (“fiscal 2011”) of $1,559,781.  The decrease in loss for the year is primarily due to a decrease in share-based payments and investor relations expenses. Share-based payments were $63,146 in fiscal 2012 as compared to $559,064 in fiscal 2011, a decrease of $495,918. Investor relations expenses in fiscal 2012 were $109,690 as compared to $228,326 in fiscal 2011, a decrease of $118,636.

In 2011, the Company closed a private placement which increased cash and total assets by $2,453,843. There were no private placement financings in fiscal 2012. As a result working capital decreased in fiscal year 2012 as a result of the Company continuing its exploration programs.  The majority of the Company’s expenditures relate to exploration activities and therefore are capitalized in accordance with the Company’s accounting policy and included in exploration and evaluation assets. Consequently, a significant amount of the Company’s working capital used throughout the years is converted from a current asset to a long-term asset as opposed to appearing on the Statement of Operations and Comprehensive Loss. Exploration and evaluation assets increased from $16,758,230 in fiscal 2011 to $17,893,018 in fiscal 2012.

The Company remains free of long-term debt and the total liabilities include current liabilities of $183,426 at January 31, 2012, which is $12,479 less than the current liabilities balance at January 31, 2011. This decrease is due to a decrease in expenditures in the fourth quarter of fiscal 2012.

The Company continues to have reclamation bonds with the State of Nevada, which have a carrying value of $417,393 at January 31, 2012 as compared to $382,200 at January 31, 2011, an increase of $35,193. The Company plans to fulfill its obligation however as the result of planned exploration on the Robertson property, the Company has deferred the reclamation work at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

Results of Operations

Three months ended January 31, 2012 compared with the three months ended January 31, 2011

General and Administrative Expenses

General and administrative expenses were $153,576 for the three months ended January 31, 2012 compared with $539,083 for the three months ended January 31, 2011, a decrease of $385,507. There were decreases of $350,467 in share-based payments, $42,927 in investor relations and shareholder information expenses, and $7,783 in consulting fees. There were no stock options granted in the current period; charges in share-based payments reflect vesting of stock options granted previously. Share-based payments were lower during the quarter as no new options were granted. The decrease in investor relations expenses was a direct result of various promotion programs and participations in trade shows in comparative quarter. Consulting costs were lower due to the termination of a consulting agreement during the year. Office and miscellaneous costs were higher due an increase in rent expense. There were also increases in salaries and benefits due to more personnel and higher salary and benefit costs.

Loss for the Period

The loss was $171,088 for the three months ended January 31, 2012 compared with a loss of $828,174 for the same period in the prior year, a decrease of $657,086. The decrease in loss is primarily due to the decrease in share-based compensation and the decrease in investor relations expenses.

Year ended January 31, 2012 compared with the year ended January 31, 2011.

Operating and administrative expenses

Operating and administrative expenses were $772,587 for fiscal 2012 compared with of $1,276,817 for fiscal 2011, a decrease of $504,230. Decreases in administrative and operating costs include 495,918 in share-based payments, $118,636 in investor relations and $14,572 in travel costs. Share-based payments expense decreased during the current year as no new options were granted. Lower expenses in investor relations in fiscal 2012 were due to a six-month marketing program that was completed in fiscal 2011. Offsetting the decreases were increases in salaries of $37,490 due to more personnel and therefore higher salary and benefits costs. There was also an increase in office and miscellaneous expenses of $32,752 relating to moving the Company’s head office which resulted in higher rent and general overhead costs.

Loss for the year

The loss for fiscal 2012 was $773,813 compared with a loss of $1,559,781 for fiscal 2011, a decrease of $785,968. The decrease of $785,968 was primarily due to a decrease in operating and administrative expenses of $504,230 as noted above. In addition to the decreases in operating and administrative costs were decreases in other income items. During fiscal 2012 there was an increase in foreign exchange gains due to fluctuations in foreign exchange rates. During the fiscal 2012 the Company recorded a gain in foreign exchange of $1,281 as compared to a foreign exchange loss of $14,662 in fiscal 2011. Deferred income tax expense was $31,291 for fiscal 2012 compared to $290,956 for fiscal 2011. The deferred tax expense arises due to differences in the carrying values of assets and liabilities and their tax values and the Company’s ability to utilize any of its deferred income tax assets to offset the deferred income liability.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

Summary of Quarterly Results

Period ended	2012 Jan 31 Q4	2011 Oct 31 Q3	2011 Jul 31 Q2	2011 Apr 30 Q1	2011 Jan 31 Q4	2010 Oct 31 Q3	2010 Jul 31 Q2	2010 Apr 30 Q1
	$	$	$	$	$	$	$	$
Revenue	—	—	—	—	—	—	—	—
Income / Loss for the period	(171,088)	(221,457)	(235,353)	(145,915)	(895,592)	(421,847)	(179,159)	(63,183)
Earnings / Loss per Share	(0.01)	(0.02)	(0.01)	(0.00)	(0.03)	(0.01)	(0.01)	(0.00)
Total Assets	20,756,599	21,782,689	21,782,689	22,451,253	21,380,222	20,985,109	20,750,559	20,992,841

Quarterly costs tend to fluctuate with non-cash items such as share-based payments, deferred income tax and foreign exchange variances. Share-based payments and deferred income tax expense are the primary variances in the quarterly results. In the quarter ended January 31, 2011, the Company recorded a $290,956 deferred income tax expense and $309,083 share-based payment expense which resulted in a higher than usual loss for the quarter.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized as exploration and evaluation assets so total asset value does not decrease as dramatically as working capital will.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares, as the case in the first quarter last year.

Liquidity and Capital Resources

Currently, the Company has no operating income but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of options and warrants.

During fiscal 2012 the Company incurred exploration expenditures that increased its mineral property carrying value on the Robertson Property and Ruff and Norma Sass Property by $1,129,018 and $5,770 respectively. At January 31, 2012, the Company had working capital of $1,166,633 and cash and cash equivalents of $1,314,494.

Management believes the Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

The change in cash flow activities can be summarized as follows:

	January 31, 2012	January 31, 2011

	$	$
Operating activities	(724,955)	(636,878)
Investing activities	(1,094,263)	(1,251,929)
Financing activities	438,394	3,884,207
Effect of exchange rate fluctuations on cash and cash equivalents	(546)	(308)
Net (decrease) increase in cash	(1,381,370)	1,995,092
Cash and cash equivalents, beginning of year	2,695,864	700,772
Cash and cash equivalents, end of year	1,314,494	2,695,864

Cash used in operating activities primarily comprise operating and administrative expenses as the Company is at the exploration stage and has no sources of revenue. There were no significant changes in cash use in operating activities during the year ended January 31, 2012 compared to the year ended January 31, 2011.

The Company’s expenditures of $1,056,544 on exploration and evaluation assets account for a significant portion of the funds used in investing activities during the year ended January 31, 2012. During the prior year expenditures on exploration and evaluation activities amounted to $1,149,094.

The Company is dependent in equity financing to fund its operations. For the year ended January 31, 2012, the Company issued common shares upon exercise of options and warrants for net proceeds of $438,394. During the year ended January 31, 2011, the Company received $327,000 upon the exercise of options and in addition, raised $3,557,207 through private placement.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions for the year ended January 31, 2012 are as follows:

a.	$75,000 (2011 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

b.	$30,000 (2011 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

c.	$12,000 (2011 - $12,000) was paid for consulting fees to a private company controlled by an officer of related Company;

d.	$7,000 (2011 - $12,000) was paid for consulting fees to a private company controlled by an officer of related Company;

e.
$266,885 (2011 - $167,436) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

f.	$40,109 (2011 - $35,750) was paid for geological consulting services to a private company controlled by a director and officer of the Company; and

g.	$12,000 (2011 - $17,250) was charged for directors’ fees to the Directors’ of the Company.

These charges were measured at the estimated fair values of the services provided or goods received.

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from a related party as at January 31, 2012 is comprised of $66,139 ((US$65,955) (January 31, 2011 - US$59,664)) less an allowance for non collection of $39,223 ((US$39,113) (January 31, 2011 - US$39,113)) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties as at January 31, 2012 include $22,134 (January 31, 2011 - $2,429) due to Oniva, $11,876 (January 31, 2011 - $nil) due to directors of the Company, and $3,615 (January 31, 2011 - $3,794) due to two private companies each controlled by directors.

Amounts due are without stated terms of interest or repayment.

Disclosure of Key Management Personnel Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:
	January 31, 2012	January 31, 2011

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$117,000	$112,500
Other members of key management	47,774	39,800

Share-based payments
Members of the Board of Directors	-	275,870
Other members of key management	-	82,244
	$164,774	$360,114

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable; the recoverable value of exploration and evaluation assets; the estimation of the useful lives of property and equipment; the recoverability and measurement of deferred income tax assets and liabilities; the provisions for estimated site restoration obligations; and the inputs used in accounting for share-based payments expense.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could have a material impact to the results of operations and cash flows of the Company.

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company’s cash and cash equivalents, due from related parties, due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Liquidity Risk

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.

Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. The only market risk to which the Company is exposed is interest rate risk.  The Company’s cash and cash equivalents and restricted cash consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of January 31, 2012.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a significant effect on the Company.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

NEW ACCOUNTING STANDARDS

New accounting standards effective January 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income Taxes - In December 2010, the IASB issued an amendment to International Accounting Standard (”IAS”) 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective January 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

New accounting standards effective January 1, 2013

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: (i) inventory produced and (ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 is effective for annual periods beginning on or after January 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

RISK FACTORS

The Company is engaged in mineral exploration and development activities which, by their nature, are speculative due to the high risk nature of the business.  Any investment in the common shares of the Company should be considered a highly speculative investment due to the nature of the Company’s business.  Such risk factors could materially affect the Company’s future financial results and could cause actual results and events to differ materially from those described in forward looking statements and forward looking information.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

Transition to International Financial Reporting Standards

IFRS represents standards and interpretations approved by the IASB, and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). Effective February 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2011 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 18 “First Time Adoption of IFRS” in the Company’s Consolidated Financial Statements. The Company previously prepared its financial statements in accordance with Canadian GAAP. Note 18 of the Consolidated Financial Statements reconcile Canadian GAAP amounts to IFRS and discusses the key differences between them.

The Company adopted IFRS in accordance with IFRS 1, which requires the retrospective application of IFRS at the Transition Date with all adjustments to assets and liabilities taken to deficit, subject to mandatory exceptions and the application of optional exemptions. The Company has applied the following exemptions to its opening statement of financial position dated February 1, 2010:

a)	Business combinations – The Company elected under IFRS 1 to not to apply IFRS 3 Business Combinations retrospectively to any business combinations.

b)	Share-based payment –The Company has elected not to apply IFRS 2 to awards that vested prior to February 1, 2010.

c)	Consolidated and separate financial statements – As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

d)
Compound financial instruments – The Company has elected not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the transition date.

Estimates

IFRS 1 does not permit changes to estimates previously made.  Accordingly, estimates used at the Transition Date are consistent with estimates made at the same date under Canadian GAAP.

Notes on reconciliations between Canadian GAAP and IFRS

a)	Reclamation provision

IFRS requires that, where the effect of the time value of money is material, the amount of a provision recognized in the financial statements should be the present value of the expenditure required to settle the reclamation obligation in the future. In addition, all increases in the provision’s carrying amount to reflect the passage of time should be recognized as a finance cost. Previously under GAAP, the reclamation provision was reflected at the estimated future costs, not at their present value. Therefore, adjustments were required to reduce the reclamation provision to its present value at transition date and to recognize the finance costs on the provision incurred during the year ended January 31, 2011.

In addition, IFRS requires that any change in the measurement of an existing reclamation provision that results from a change in the estimated future costs or the discount rate used to calculate the present value of those costs should be added to or deducted from the cost of the related asset. Therefore further adjustments were required under IFRS to reflect such changes that occurred during the year ended January 31, 2011.

The change in accounting policy related to the reclamation provision resulted in an decrease to exploration and evaluation assets of $78,526 with a related decrease in reclamation provision at the transition date. During fiscal 2011, a further adjustment was required which resulted in an increase of $9,505 to exploration and evaluation assets with a related increase to the provision for reclamation. There were also costs of $11,228 and $4,683 charged to income for finance costs and foreign exchange gain, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

b)	Contributed surplus

IFRS requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the February 1, 2010 transition date and the comparative January 31, 2011, part of the contributed surplus relates to “Equity settled employee benefit reserve” and part to “Reserves for warrants”.

IFRS also permits a transfer of reserves arising from share-based transactions, within equity. At February 1, 2010, $879,817 of total reserves related to options and warrants no longer outstanding was therefore transferred to Deficit, in order that the balance of equity reserve reflect only the fair value of options and warrants on that date. During the year ended January 31, 2011, additional options and warrants expired and therefore a further transfer of $3,523,935, representing the fair value attributed to these cancelled instruments, was made from their respective reserve accounts to deficit.

c)
Accounting for equity units

At the transition date, the Company elected to change its accounting policy for equity units. In the past, the proceeds received on the issuance of units, consisting of common shares and warrants, were allocated first to warrants based on their fair value determined using the Black-Scholes option pricing model, and the remainder was allocated to common shares.

Upon transition date, the Company elected to allocate the proceeds received on the issuance of units, based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the fair value of common shares.

d)	Share-based payments

Previously, under Canadian GAAP, the Company classified a consultant as a non-employee, whereas under IFRS, the consultant is classified as an employee and others providing similar services.

The fair value of options granted to employees and others providing similar services is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. Under Canadian GAAP, transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

An adjustment is required for the options granted to this consultant and the share-based compensation recognized during the year ended January 31, 2011. At January 31, 2011, a decrease of $6,197 was recorded to share-based payments with a corresponding increase to deficit for the same amount.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

e)	Deferred income taxes

Previously, under Canadian GAAP, the Company recognized a deferred income tax liability on the acquisition of Marcus Corporation where the fair value of some of the mineral properties acquired exceeded their tax values.  Under IFRS, the deferred tax liability would not be recognized, either on acquisition or subsequently.  This accounting policy change resulted in a reversal of the deferred income tax liability of $297,755 (February 1, 2010 - $316,723), decrease in the carrying value of mineral properties of $352,662 (February 1, 2010 - $352,662) and an increase in deficit of $54,907 (February 1, 2010 – $35,939).

Under Canadian GAAP income tax assets or liabilities were not recognized for differences arising between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations.  Under IFRS, deferred tax is recognized on the difference between the accounting basis and tax basis of all items.  For foreign currency non-monetary assets or liabilities where the tax basis differs from the functional currency of the entity, foreign exchange differences will result in tax assets or liabilities which were not previously recognized under Canadian GAAP.  This difference will resulted in added volatility in the tax expense as foreign exchange rate changes will have an impact on the tax expense.  This accounting policy change resulted in an additional deferred income tax liability of $930,041 (February 1, 2010 - $624,322), and an increase to deficit by corresponding amount.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2012 and May 25, 2012:

Common shares:  33,563,649 as of January 31, 2012 and 33,563,649 as of May 25, 2012

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (January 31, 2012)	Number of Shares Remaining Subject to Options (May 25, 2012)
February 22, 2012	$0.40	-	10,000
August 13, 2012	$0.35	25,000	25,000
September 26, 2012	$1.00	550,000	550,000
January 21, 2013	$0.80	200,000	200,000
February 14, 2013	$1.00	100,000	100,000
May 1, 2013	$1.00	15,000	15,000
February 22, 2014	$0.40	-	90,000
January 13, 2015	$0.76	565,000	565,000
September 17, 2015	$0.45	595,000	595,000
January 21, 2016	$0.80	465,000	465,000
February 22, 2017	$0.40	-	955,000
TOTAL:		2,515,000	3,570,000

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (January 31, 2012)	Number of Underlying Shares (May 25, 2012)
October 1, 2012*1	$0.75	4,709,120	4,709,120
October 23, 2012*2	$0.75	1,755,000	1,755,000
TOTAL:		6,464,120	6,464,120

*	On March 28, 2012, the TSX Venture Exchange approved the extension of these warrants to October 1, 2012 and October 23, 2012.
1	Original expiry date: April 1, 2012
2	Original expiry date: April 23, 2012

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2012 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at January 31, 2011 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Coral because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended January 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2012

Events after the Reporting Period

The following events occurred subsequent to January 31, 2012:

i)	February 22, 2012, the Company granted 1,055,000 stock options at an exercise price of $0.40 per share, exercisable at dates ranging from February 22, 2012 to February 22, 2017.

ii)
On March 28, 2012, the Company received the TSX Venture Exchange’s approval to extend the expiry date of 4,709,120 warrants from April 1, 2012 to October 1, 2012 and 1,755,000 warrants from April 23, 2012 to October 23, 2012 for an aggregate total of 6,464,120 warrants.

iii)	In April 2012, the Company entered into a drilling contract to provide drilling services at the Company’s US subsidiary. The estimated value of the contract is $356,000 (US$ 356,250)

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 25, 2012. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.